Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

August 26, 2019

VIA E-MAIL ATTACHMENT

Thomas Jones, Esq.

Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Sharing Economy International Inc.
Amendment No. 7 to
Preliminary Proxy Statement on Schedule 14A
Filed August 2, 2019
File No. 001-34591

Dear Mr. Jones:

We respectfully hereby submit the information in this letter, on behalf of our client, Sharing Economy International Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission dated August 16, 2019. The Company filed Amendment No. 8 to the Preliminary Proxy Statement on Schedule 14A on August 26, 2019.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Preliminary Proxy Statement on Schedule 14A Amended August 2, 2019

Approval of Amendment to Articles of Incorporation, page 11

1. Please tell us the maturity date of the Note mentioned in footnote (1) to your table in this section. If the Note is in default, provide us your calculations showing the number of shares you may be required to issue to the lender if the the lender obtains a judgment in its favor. Also, given the provision in the Note which says “Lender also agrees not to redeem more than the Minimum Redemption Amount in any thirty-day period following the Redemption Start Date in which the Redemption Conversion Price is less than the Conversion Floor Price,” it appears that the conversion price could be lower than the $2.00 that you disclose in this section; if so, please clarify your proxy statement disclosure about the conversion price.

Company response: The maturity date of the Note mentioned in footnote (1) to the table in the referenced section on page 11 is October 2, 2019. The Note is not in default. Additionally, in response to the last sentence of the foregoing comment, the Company has changed the reference to a minimum conversion price of $2.00 per share to reference a conversion price of $6.70 per share, and added the following text to the last sentence in footnote (1) to reference a lower possible conversion price:

lower conversion price as low as the amount calculated by multiplying (i) the lowest closing trade price in the 20 days before conversion by (ii) $0.80 (or $0.75, if the 10-day volume weighted average price is less than $1.00 per share).

Please see footnote (1) on page 11 of Amendment No. 8 to the Preliminary Proxy Statement on Schedule 14A.

Please contact the undersigned with any further questions or comments.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo